September 23, 2016

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Ra Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted August 17, 2016
CIK No. 0001481512

Dear Ms. Hayes:

This letter is confidentially submitted on behalf of Ra Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of its Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on August 17, 2016, as set forth in your letter, dated September 15, 2016 (the “Comment Letter”), to Douglas A. Treco.  The Company is concurrently confidentially submitting Amendment No. 1 to the confidential submission of the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Prospectus Summary
Overview, page 1

1.                                      Please briefly define the term “macrocyclic peptides” and “macrocycle chemistry” where you introduce it.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on pages 1, 5, 6 and 93 in response to the Staff’s comment.

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2016

Our Pipeline, page 2

2.                                      The table displaying your pipeline product candidates should clearly reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date unless the next developmental milestone is imminent.  Based on your other disclosure, we believe you should change the descriptions and status for RA101495 and the rMG and LN indications to reflect the clinical studies that have been completed to date, and not those you intend to initiate in the future.  Please make similar changes to the corresponding table on page 92.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on pages 2 and 92 in response to the Staff’s comment.

3.                                      The status description of the Merck collaboration is unclear.  Please revise the status to clarify whether any preclinical or clinical trials have been completed.  Similarly, revise page 92.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on pages 2 and 92 in response to the Staff’s comment.

Our Team, page 4

4.                                      Please clarify that the founder is Dr. Jack Szostak and clarify his ongoing relationship to the company.  Additionally, clarify the nature of your rights to the Extreme Diversity platform technology he pioneered.  If the rights are the subject of any agreements, please file the agreements.  Alternatively, provide an analysis supporting your determination that you are not required to file them.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on pages 5 and 92 in response to the Staff’s comment to clarify that Dr. Szostak is a consultant and the chairman of the Company’s scientific advisory board.  In addition, the Company supplementally advises the Staff that while the technology underpinning the Extreme Diversity platform stems in part from licenses to patents from Cosmix and Dr. A. C. Forster, the Company believes such licenses would not bear any royalties as the Company currently conducts its business and the intellectual property related to the platform comes primarily from trade secrets

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2016

owned by the Company.  For the reasons discussed below in the Company’s response to the Staff’s comment number 12, the Company does not believe that the licenses covering such patents are material to an investor’s understanding of the Company’s business.

Use of Proceeds, page 66

5.                                      Please amend your first bullet point to indicate the amount of offering proceeds you intend to allocate to each clinical trial for the different indications.

Response:

The Company respectfully advises the Staff that it has modified the disclosure on page 66 to provide the allocation of offering proceeds to its RA101495 for PNH program, and a separate allocation to its rMG and LN programs.  The Company advises the Staff that its programs in rMG and LN are in the early stages and it is therefore difficult to forecast the future expenditures related to these programs with the requisite specificity to permit accurate disclosure on an individual basis. While the Company intends to leverage its work in PNH, including chemistry, manufacturing and controls and preclinical data packages to advance its programs in rMG and LN, the Company has not conducted any separate preclinical studies to support the same.  The Company further advises the Staff that key determinants of expenditure include guidance from the FDA, such as regarding trial design and, unlike the Company’s PNH program, the Company has not received FDA feedback  regarding the Company’s rMG and LN programs.  In addition, there are uncertainties inherent in drug development programs, including those relating to the scope, rate of progress and results of pre-clinical studies and clinical trials and the fact that indications may be reprioritized or abandoned during pre-clinical and clinical trials.  The Company has discussed these uncertainties in greater detail in the Risk Factors section of the Registration Statement, including in the risk captioned “We are at a very early stage in our development efforts, our approach is unproven and we may not be able to successfully develop and commercialize any product candidates.”

For the foregoing reasons, the Company believes that a further breakdown of offering proceeds expected to be used for rMG and LN at this stage would be speculative and potentially misleading to investors.

6.                                      Please amend your second bullet point to indicate, to the extent practicable, the amount of offering proceeds you intend to allocate toward each of the preclinical programs and how far you expect to advance these programs with the proceeds from the offering.

Response:

The Company respectfully advises the Staff that its pipeline programs in Factor D, oral C5 inhibition and C1s are in the early stages and it is difficult to forecast the future expenditures relating to these programs on a program-by-program basis or how far the proceeds will enable the Company to get in the development of these products. The Company’s response above with

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2016

respect to its RA101495 program for rMG and LN are even more salient with respect to its pipeline programs.  The Company has not conducted any separate preclinical studies in, nor received any FDA feedback regarding, its pipeline programs.  In addition, there are uncertainties inherent in drug development programs, including those relating to the scope, rate of progress and results of pre-clinical studies and clinical trials and the fact that indications may be reprioritized or abandoned during pre-clinical and clinical trials.  The Company has discussed these uncertainties in greater detail in the Risk Factors section of the Registration Statement, including in the risks captioned “If we fail to develop and commercialize other product candidates, we may be unable to grow our business” and “Our preclinical programs may not produce product candidates that are suitable for clinical trials or that can be successfully commercialized or generate revenue through partnerships.”

For the foregoing reasons, the Company believes that a further breakdown of offering proceeds expected to be allocated toward each of these preclinical programs at this stage would be speculative and potentially misleading to investors.

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 80

7.                                      Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

The Company acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the IPO and the estimated offering price once the Company has an estimated offering price range.

Business
Our Approach, page 95

8.                                      On page 75 and elsewhere, you suggest that the technology underpinning the Extreme Diversity platform was acquired and not developed by you internally.  Please discuss how you acquired the rights to the technology, including the material provisions of any applicable agreements and any remaining material obligations.

Response:

The Company respectfully advises the Staff that, as discussed in the Company’s response to the Staff’s comment number 4, while the technology underpinning the Extreme Diversity

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2016

platform stems in part from licenses to patents from Cosmix and Dr. A. C. Forster, the Company believes such licenses would not bear any royalties as the Company currently conducts its business and the intellectual property related to the platform comes primarily from trade secrets owned by the Company.  For the reasons discussed below in the Company’s response to the Staff’s comment number 12, the Company does not believe that the licenses covering such patents are material to an investor’s understanding of the Company’s business.

RA101495 for Paroxysmal Nocturnal Hemoglobinuria, page 96

9.                                      In your description of the Phase 1 clinical trial, please briefly define the terms “pharmacokinetics” and “pharmacodynamics.”

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 97 in response to the Staff’s comment.

Our Merck Collaboration and License Agreement, page 108

10.                               Please amend this discussion to state the “certain circumstances specified in the agreement” that allow you to terminate it.  Please be advised that termination provisions are considered material and subject to disclosure.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 109 in response to the Staff’s comment.

Intellectual Property, page 109

11.                               Please identify the country of origin of the C5 inhibitor patent families.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 110 in response to the Staff’s comment.

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2016

12.                               Please disclose the material terms of the two license agreements you mention on page 110 and file these agreements as exhibits to your registration statement.  If you believe these agreements are not required to be further described or filed, please explain the basis for your position in your response.

Response:

The Company respectfully advises the Staff that the Company believes that neither the Company’s license from Dr. A. C. Forster (the “Forster License”) nor its license acquired in connection with its acquisition of Cosmix (the “Cosmix License” and, together with the Forster License, the “Licenses”) is currently material to the Company’s business, and therefore it does not believe that the material terms of the Licenses are required to be further disclosed in the Registration Statement nor filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.  Pursuant to Regulation S-K, Item 601(b)(10), a registrant is required to file every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.  Materiality is determined by reference to the information to which an average prudent investor ought reasonably to be informed before buying or selling any security of the particular company.

The Company has determined that the Licenses are not material because they are not required for the conduct of the Company’s business.  The Licenses relate to certain of the methods used in the Company’s Extreme Diversity discovery platform rather than the Company’s business of developing and commercializing its lead product candidate and its other pipeline candidates.  In addition, the use of the Company’s Extreme Diversity platform is protected in far greater part by trade secrets that are owned by and proprietary to the Company than by the Licenses.  As discussed in the Risk Factors section of the Registration Statement, including under the caption “It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection,” the Company expects that trade secrets will serve as the primary protection for the know-how behind its proprietary platform rather than the patents that are the subject of the Licenses.  In addition, such patents are generally expected to expire between 2018 and 2022 and the Company believes that no royalties would be due in connection with the development and commercialization of its lead product candidate or other pipeline candidates.  Accordingly, the Company believes that the terms of the Licenses are immaterial to the Company from a financial perspective and are not the basis for the Company’s ability to protect its discovery platform.  For the foregoing reasons, the Company does not believe that the Licenses under which the Company acquired the patents covering its Extreme Diversity platform are material to an investor’s understanding of the Company’s business.

The Company respectfully advises the Staff that should one or both of the Licenses become material to the Company’s business in the future, the Company will disclose the material terms and file such material License(s) with the Commission as required in a future public filing of the Company.

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2016

Manufacturing, page 113

13.                               Please tell us whether you have agreements in place with the manufacturers of RA101495 or whether you obtain your supplies solely on a purchase order basis.

Response:

The Company respectfully advises the Staff that it has entered into agreements with contract manufacturing organizations for the supply of RA101495.  The Company believes that it is not dependent on these manufacturers individually or together, and that if necessary, the Company would be able to engage new manufacturers in addition to or in replacement of its existing manufacturers at reasonable commercial expense.

Executive Compensation
Employment Agreements and Severance Agreements with our Named Executive Officer, page 137

14.                               Please describe the intended terms of the new employment agreements.  Confirm that you will file them as exhibits before you request acceleration of your registration statement.

Response:

The Company respectfully advises the Staff that will include disclosure of the intended terms of the new employment agreements once such terms have been finalized.  The Company additionally confirms that it will file the forms of the new employment agreements prior to requesting acceleration of the Registration Statement.

Other Comments

15.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that it is supplementally providing the Staff with copies of investor presentations that was distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2016

16.                               Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Company acknowledges the Staff’s comment and confirms that the graphics and pictorial representations included in the Registration Statement are the only graphics and pictorial representations the Company currently intends to use in its prospectus.  If the Company decides to use any additional graphics or pictorial representations in its prospectus, it will provide any such graphics and pictorial representations to the Staff prior to their use for the Staff’s review.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1373, by facsimile transmission at (617) 523-1231 or by e-mail at rsansom@goodwinlaw.com.

Sincerely,

/s/ Ryan S. Sansom
Ryan S. Sansom

cc:	Douglas A. Treco, Ra Pharmaceuticals, Inc. David C. Lubner, Ra Pharmaceuticals, Inc. Kingsley L. Taft, Goodwin Procter LLP